Exhibit 99.1

Pembina Pipeline Corporation Reports Strong Third Quarter 2017 Results

Transformational quarter with multi-billion capital program now largely in service and closed the acquisition of Veresen

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, AB, November 2, 2017 - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2017.

Operational and Financial Overview

($ millions, except where noted)	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
	2017	2016	2017	2016
Conventional Pipelines revenue volumes (mbpd)(1)(2)	780	643	722	654
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	1,060	975	1,060	975
Gas Services revenue volumes net to Pembina (mboe/d)(2)(3)	171	149	171	131
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	123	136	140	136
Total volume (mboe/d)(3)	2,134	1,903	2,093	1,896
Revenue	1,041	970	3,692	3,014
Net revenue(4)	532	427	1,537	1,250
Operating margin(4)	403	317	1,165	959
Gross profit	270	246	927	731
Earnings	107	120	446	335
Earnings per common share - basic (dollars)	0.22	0.25	0.97	0.73
Earnings per common share - diluted (dollars)	0.22	0.25	0.96	0.73
Adjusted EBITDA(4)	365	287	1,031	847
Cash flow from operating activities	302	247	990	791
Cash flow from operating activities per common share - basic (dollars)(4)	0.75	0.63	2.47	2.05
Adjusted cash flow from operating activities(4)	314	250	897	694
Adjusted cash flow from operating activities per common share - basic (dollars)(4)	0.78	0.64	2.24	1.80
Common share dividends declared	205	188	601	547
Preferred share dividends declared	19	20	57	50
Dividends per common share (dollars)	0.51	0.48	1.50	1.42
Capital expenditures	341	537	1,525	1,292
Acquisition				566

	3 Months Ended September 30 (unaudited)				9 Months Ended September 30 (unaudited)
	2017		2016		2017		2016
($ millions)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)
Conventional Pipelines	232	174	183	121	617	455	535	376
Oil Sands & Heavy Oil	51	36	49	36	155	108	148	103
Gas Services(5)	88	66	72	52	267	202	189	135
Midstream(5)	161	125	122	106	498	394	378	338
Corporate		2	1	2		6		7
Total	532	403	427	317	1,537	1,165	1,250	959
(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	The amounts presented for Midstream and Gas Services consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

1

Pembina Pipeline Corporation

Highlights

•	Record Conventional Pipelines' revenue volumes during the third quarter of 780 mbpd, representing a 13 percent increase compared to 692 mbpd in the second quarter of 2017 and a 21 percent increase compared to 643 mbpd in the third quarter of 2016. Results for the third quarter of 2017 reflect a full quarter of contribution from Pembina's Phase III pipeline expansion ("Phase III Expansion”) which was placed into service at the end of the second quarter;
•	Gas Services generated solid quarterly revenue volumes of 1,024 MMcf/d in the third quarter of 2017, an increase of 15 percent compared to the third quarter of 2016 and remained relatively flat compared to the second quarter of 2017, despite third-party curtailments in the natural gas market which occurred during the third quarter of 2017;
•	Generated third quarter and year-to-date earnings of $107 million and $446 million, an 11 percent decrease and 33 percent increase, respectively, over the same periods of the prior year;
•	Realized adjusted EBITDA of $365 million during the third quarter and $1,031 million year-to-date during 2017, 27 percent and 22 percent higher than the third quarter and first nine months of 2016, respectively;
•	Cash flow from operating activities was $302 million and $990 million for the three and nine months ended September 30, 2017 compared to $247 million and $791 million for the same periods in 2016, an increase of 22 percent and 25 percent, respectively. Adjusted cash flow from operating activities increased by 26 percent and 29 percent to $314 million and $897 million in the third quarter and first nine months of 2017 compared to the respective periods in 2016;
•	On a per share (basic) basis during the three and nine months ended September 30, 2017, cash flow from operating activities increased 19 percent and 20 percent, respectively, compared to the same periods of the prior year;
•	Realized one full quarter of cash flow from the assets placed into service at the end of the second quarter, which are continuing to ramp up, including the Company's Phase III Expansion, a third fractionator at Redwater and the Canadian Diluent Hub; and
•	On October 2, 2017, Pembina closed the previously announced acquisition of Veresen Inc. ("Veresen") and increased the common share dividend by 5.9 percent.

Executive Comments

"This quarter marked an inflection point in Pembina's history," said Mick Dilger, Pembina's President and Chief Executive Officer. "Pembina embarked on an unprecedented suite of growth projects in 2013 and since the beginning of 2015, we have placed over $5 billion of new fee-for-service assets into service. The largest component of this growth program, being the Phase III Expansion, the third Redwater fractionator and the Canadian Diluent Hub, were placed into service at the end of the second quarter. The third quarter of 2017 represented the first full quarter of cash flow contribution from these assets – which we continue to expect to ramp up over future quarters. Pembina's robust financial position provides a strong platform to pursue our next suite of growth projects."

"Thanks to the newly in-service assets, we've set a revenue volume record in our Conventional Pipelines business on a quarterly and year-to-date basis, which have contributed to reaching new financial records including adjusted EBITDA, adjusted cash flow from operating activities and adjusted cash flow from operating activities per share," continued Mr. Dilger.

2

Pembina Pipeline Corporation

"As volumes continue to ramp up on the recently in-service assets, our financial position will strengthen and our adjusted cash flow from our operating activities per share will continue to grow."

"On October 2, 2017, we closed the acquisition of Veresen - marking a transformational moment for our company," said Mr. Dilger. "With increased size and scale, greater diversification and a broader service offering, the future is bright for Pembina. Going forward, we are capable of pursuing expanded growth opportunities in support of continued value creation for our shareholders. Given the strong financial position of the combined company, we were also proud to have increased the dividend for a second time this year."

"Looking ahead, we will stay focused on successfully completing the remaining growth portfolio, further progressing our large-scale potential project roster as well as working to integrate Veresen and to achieve the near-term expected synergies of $75 to $100 million on a run-rate basis. We are now positioned as a leading North American infrastructure company able to continue delivering top-tier performance and I am excited to realize our expected transformational results," concluded Mr. Dilger.

New Developments in 2017 and Growth Projects Update

•	On November 1, 2017, Pembina placed its Duvernay complex into service ahead of schedule and under budget which included its 100 MMcf/d (75 MMcf/d net to Pembina) Duvernay I plant and the associated field hub;
•	In support of the growing liquids-rich Montney resource play, Pembina placed its northeast British Columbia pipeline expansion and its Altares Lateral into service at the end of October 2017 on time and on budget;
•	Pembina is continuing to progress its Phase IV and Phase V expansions of its pipeline infrastructure. Phase IV will add capacity between Fox Creek and Namao, Alberta and Phase V will add capacity between Lator and Fox Creek, Alberta;
•	On September 1, 2017, 500 mbbls of above ground storage was placed into service at Pembina's Canadian Diluent Hub, with an additional third-party condensate connection expected by the end of 2017;
•	As previously announced and aligned with the Phase III Expansion, the Company's third fractionator at Redwater was placed into service;
•	In October 2017, Canada Kuwait Petrochemical Corporation, Pembina's 50/50 joint venture entity, with its partner Petrochemical Industries Company K.S.C., executed the primary FEED contract for the proposed propane dehydrogenation and polypropylene facility with a leading global engineering firm. In the event of project sanctioning, the facility would be constructed in close proximity to the Company's Redwater fractionation complex;
•	Pembina continues to advance construction and commissioning of infrastructure in support of North West Redwater Partnership's refinery and expects to place it into service by late 2017;
•	Work is continuing at Pembina's Edmonton North Terminal and its Edmonton Delivery System, with the remaining components expected to be placed into service by the end of 2017; and
•	Pembina previously signed a non-binding letter of intent identifying Watson Island, Prince Rupert, as a potential site for a propane export terminal and continues to progress consultation with key stakeholders.

3

Pembina Pipeline Corporation

Strategic Business Combination

On October 2, 2017, Pembina announced that it completed its business combination (the "Transaction") with Veresen pursuant to a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) to create one of the largest energy infrastructure companies in Canada. Pursuant to the Arrangement, Pembina acquired all of the issued and outstanding common shares of Veresen valued at approximately $9.4 billion, including the assumption of Veresen debt, the proportionate interest in the debt of Veresen's equity accounted investments and Veresen preferred shares (Veresen and equity accounted investee's debt assumption is approximately $3 billion). All regulatory conditions have been satisfied prior to closing. These conditions included termination of the Hart-Scott-Rodino waiting period by the US Federal Trade Commission on May 30, 2017; approval by the Minister of Transport under the Canada Transportation Act on June 28, 2017; and expiry of the waiting period under the Canadian Competition Act on September 13, 2017. With respect to the Canadian Competition Act, Pembina continues to work with the Commissioner of Competition and his staff post-closing relative to the Alberta Ethane Gathering System ("AEGS"), and their review relating to AEGS is ongoing. In conjunction with closing the Transaction, Pembina increased its common share dividend by 5.9 percent to $0.18 per share per month effective for the October 2017 common share dividend.

Given the closing of the Arrangement occurred on October 2, 2017, Veresen's financial and operating results for the third quarter of 2017 are not reflected in Pembina's third quarter financial and operating results. Furthermore, pursuant to Canadian securities regulations, Veresen will not be filing financial statements and management’s discussion and analysis for the third quarter of 2017. However, a summary of Veresen’s proportionately consolidated EBITDA for the third quarter and nine months ended September 30, 2017 is as follows:

($ millions, except where noted)	3 months ended September 30 EBITDA (1)	9 months ended September 30 EBITDA(1)
Pipelines
Alliance	77	238
Ruby	45	142
AEGS	7	21
Midstream
Veresen Midstream	16	50
Aux Sable	25	43
Power	2	42
Corporate	(8)	(25)
Total	164	511

(1) Veresen EBITDA has been measured using US GAAP as the basis of measurement excluding transaction costs, impact of gains and losses from foreign exchange, derivative financial instruments and project development spend. EBITDA for Veresen’s jointly controlled businesses represents Veresen’s proportional share based on Veresen’s ownership interest, and includes consolidation adjustments. Post acquisition, Veresen's results will be reported under International Financial Reporting Standards ("IFRS").

Alliance Pipeline ("Alliance") continued to benefit from high demand for seasonal and interruptible services, driven by a wide Chicago-AECO gas price differential, Alliance's high rate of availability and outages or curtailments on other transportation options out of western Canada.

Ruby Pipeline EBITDA continues to benefit from take-or-pay contracts despite volumes flowing on the pipeline being negatively impacted due to the strong competition from western Canadian gas.

Aux Sable earnings benefited from improved propane plus margins as well as the ability to recognize the margin deferred in previous quarters due to the annual nature of the counterparty margin sharing agreement underpinning this asset.

Veresen Midstream Limited Partnership ("Veresen Midstream") EBITDA is generated from the Hythe and Steeprock gas processing facilities, which are governed by a take-or-pay arrangement, as well as the Dawson natural gas gathering and compression assets, which are on a fee-for-service basis with a contracted mechanism that ensures the return of capital within eight years. The Dawson assets noted lower revenues and volumes in the quarter, primarily due to downstream outages impacting the ability to flow gas.

4

Pembina Pipeline Corporation

Veresen also progressed a number of development opportunities during and following the third quarter of 2017. Major new developments and growth project updates include:

•	As previously announced, the 200 MMcf/d Tower rich gas processing plant and the 400 MMcf/d Sunrise processing plant were both placed into service under budget and ahead of schedule in September 2017. Combined with the Saturn plant, where the first 200 MMcf/d processing train is expected to be placed into service in November 2017 under budget and ahead of schedule, Veresen Midstream will have placed 800 MMcf/d of gas processing capacity into service during 2017. The second 200 MMcf/d train at Saturn is expected to be placed into service in the first half of 2018;
•	In September 2017, Veresen re-contracted AEGS with its existing anchor tenants under a new, long-term take-or-pay transportation agreement for the majority of the existing capacity on the system effective January 1, 2019. Under the agreement, tolls have been increased to reflect the value of the service provided to customers; and
•	On September 21, 2017, Veresen announced that it had filed applications with the United States Federal Energy Regulatory Commission ("FERC") for the construction and operation of a 7.8 million tonne per annum liquefied natural gas export terminal in Coos Bay, Oregon, and the related Pacific Connector Gas Pipeline that will transport natural gas from the Malin Hub in southern Oregon to the export terminal. The filing of the FERC application positions the project for a FERC decision in late 2018.

Dividends

•	Declared and paid dividends of $0.17 per qualifying common share for the applicable record dates in July, August and September 2017;
•	In connection with the Acquisition, Pembina increased its monthly dividend by an additional 5.9 percent to $0.18 per common share, effective for the dividend payable on November 15, 2017 to shareholders of record on October 25, 2017; and
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; and Series 13: $0.359375 to shareholders of record on August 1, 2017.

Third Quarter 2017 Conference Call & Webcast

Pembina will host a conference call on Friday, November 3, 2017 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the third quarter of 2017. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 10, 2017 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 15481006.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering:

http://event.on24.com/r.htm?e=1307572&s=1&k=FDC4D235F6A00EF6BE8D08BC522465AB in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

5

Pembina Pipeline Corporation

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "estimate", "potential", "planned", "future", "continue" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; anticipated adjusted EBITDA projections for 2018 and financial performance expectations resulting from Pembina's capital expenditures; completion of, and the potential future benefits and impacts of the Transaction including the timing thereof; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected dividend increase upon completion of the Transaction; and expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner (including in respect of the Transaction); that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities that there are no unforeseen material costs or liabilities, or other significant events relating to the completion of the Transaction; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

6

Pembina Pipeline Corporation

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; the inability to meet the remaining conditions to completion of the Transaction, in a timely manner or at all; the failure to realize the anticipated benefits or synergies of the Transaction following closing due to the factors set out herein, integration issues or otherwise, fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2018 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2017, and the closing of the Transaction on 2018 full-year financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Veresen EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share (also known as "cash flow per share" and "adjusted cash flow per share") and total enterprise value, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. Veresen EBITDA has been calculated as defined in the table provided. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

7

Pembina Pipeline Corporation

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended September 30, 2017, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

For further information:

Investor Relations

Cameron Goldade, Vice President Capital Markets

(403) 231-3156

1-855-880-7404

E-mail: investor-relations@pembina.com

www.pembina.com

8

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 2, 2017 and is supplementary to, and should be read in conjunction with, Pembina's condensed consolidated interim financial statements for the period ended September 30, 2017 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2016. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been approved by Pembina's Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures."

Readers should refer to page 35 for a list of abbreviations that may be used in this MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.

Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally-responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;
•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;
•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and
•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

9

Pembina Pipeline Corporation

Acquisition of Veresen Inc. ("Veresen")

On October 2, 2017, Pembina completed its acquisition of Veresen (the "Acquisition") by way of a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) (the "Arrangement"). Based on elections received, each Veresen common shareholder (a "Shareholder") who elected cash received, on a pro-rated basis, an aggregate amount that equaled (i) cash of approximately $6.4314, and (ii) approximately 0.2809 of a Pembina common share, multiplied by the number of Veresen common shares held by such Shareholder. For certainty, Veresen shareholders exchanged a portion of their shares for cash and a portion for Pembina common shares pursuant to the terms of the Arrangement. In addition, Pembina has assumed all of the rights and obligations of Veresen.

The consolidated financial statements contained in this MD&A and the Interim Financial Statements do not include the results from the Acquisition.  The results of the business acquired through the Arrangement will be reported as a standalone operating segment. In combination with future integration efforts, it can be expected that the acquired assets will be re-allocated to other operating segments. For further information with respect to the Arrangement, please refer to Note 12 to the Financial Statements.

10

Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2017	2016	2017	2016
Conventional Pipelines revenue volumes (mbpd)(1)	780	643	722	654
Oil Sands & Heavy Oil contracted capacity (mbpd)	1,060	975	1,060	975
Gas Services revenue volumes net to Pembina (mboe/d)(1)(2)	171	149	171	131
Midstream NGL sales volumes (mbpd)	123	136	140	136
Total volume (mboe/d)	2,134	1,903	2,093	1,896
Revenue	1,041	970	3,692	3,014
Net revenue(3)	532	427	1,537	1,250
Operating expenses	112	109	320	296
Realized loss (gain) on commodity-related derivative financial instruments	17	1	52	(5)
Operating margin(3)	403	317	1,165	959
Depreciation and amortization included in operations	89	72	247	200
Unrealized loss (gain) on commodity-related derivative financial instruments	44	(1)	(9)	28
Gross profit	270	246	927	731
General and administrative expenses (excluding depreciation)	44	37	156	131
Other expenses	15	2	12	5
Net finance costs	51	34	114	115
Current tax expense	(8)	(5)	19	38
Deferred tax expense	56	53	164	93
Earnings	107	120	446	335
Earnings per common share - basic (dollars)	0.22	0.25	0.97	0.73
Earnings per common share - diluted (dollars)	0.22	0.25	0.96	0.73
Adjusted EBITDA(3)	365	287	1,031	847
Cash flow from operating activities	302	247	990	791
Cash flow from operating activities per common share - basic (dollars)(3)	0.75	0.63	2.47	2.05
Adjusted cash flow from operating activities(3)	314	250	897	694
Adjusted cash flow from operating activities per common share - basic (dollars)(3)	0.78	0.64	2.24	1.80
Common share dividends declared	205	188	601	547
Dividends per common share (dollars)	0.51	0.48	1.50	1.42
Preferred share dividends declared	19	20	57	50
Capital expenditures	341	537	1,525	1,292
Acquisition				566
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(3)	Refer to "Non-GAAP Measures."

Pembina delivered strong financial and operational results in the third quarter of 2017. Revenue in the third quarter of 2017 was $1,041 million compared to $970 million for the same period in 2016. Year-to-date, revenue was $3.7 billion for 2017 compared to $3.0 billion for the same period in 2016. The increase in year-to-date revenue was driven by higher sales volumes in the Midstream business due to the fact that RFS II (as defined in "Midstream – Business Overview") came into service in the second quarter of 2016 and RFS III (as defined in "Midstream – Business Overview") came into service on June 30, 2017, as well as improvements in commodity prices in the current year and increased storage opportunities in the midstream business in the first half of 2017 as compared to the same period in the prior year. Net revenue (revenue less cost of goods sold including product purchases) was $532 million for the third quarter of 2017 compared to $427 million in the same period of 2016 and $1.5 billion year-to-date in 2017 compared to $1.3 billion for the same period in 2016. These increases were driven by higher revenue and sales volumes primarily as a result of new assets being placed into service across all of the Company's businesses.

11

Pembina Pipeline Corporation

Operating expenses were $112 million for the third quarter of 2017 compared to $109 million during the same period of 2016. This was predominantly driven by a larger asset base which resulted in higher labour, power, property taxes and repairs and maintenance expenses. These increases were partially offset by lower routine integrity, geotechnical and environmental expenses based on the current year's work plan. For the nine months ended September 30, 2017, operating expenses were $320 million compared to $296 million in the same period of 2016. Increased power, property taxes, labour costs and repairs and maintenance in 2017 were partially offset by lower integrity and geotechnical spending.

During the third quarter of 2017, operating margin increased by 27 percent to $403 million compared to $317 million in the third quarter of 2016. This increase was driven by stronger performance from the Conventional Pipelines, Gas Services and Midstream businesses driven by new assets placed into service and increased revenue and sales volumes. For the first nine months of 2017, operating margin was $1.2 billion compared to $1.0 billion for the same period of 2016. This was due to increases across all businesses primarily resulting from the same factors mentioned above, as well as improvements in commodity prices in the current year.

Depreciation and amortization included in operations during the third quarter of 2017 was $89 million compared to $72 million for the same period in 2016. The increase was largely the result of the year-over-year growth in Pembina's asset base with the Company's pipeline system expansions and new gas processing plants and fractionation facilities which were placed into service. For the nine months ended September 30, 2017, depreciation and amortization included in operations was $247 million compared to $200 million in the first nine months of 2016 for the same reasons noted above, as well as certain useful life adjustments.

Gross profit for the third quarter of 2017 was $270 million compared to $246 million during the third quarter of 2016. This ten percent increase was a result of increased operating margin partially offset by increased depreciation and amortization included in operations and an increased unrealized loss on the mark-to-market positions of commodity-related derivative financial instruments, which was a loss of $44 million for the third quarter of 2017 compared to a gain of $1 million for the third quarter of 2016. For the nine months ended September 30, 2017, gross profit was $927 million compared to $731 million in the first nine months of 2016. The increase in gross profit for the nine month period was due to increased operating margin and an increase in the unrealized gain on commodity-related derivative financial instruments, partially offset by increased depreciation and amortization included in operations during the period. For the nine months ended September 30, 2017, the unrealized gain on the mark-to-market positions of commodity-related derivative financial instruments was $9 million compared to an unrealized loss of $28 million for the same period in the prior year.

For the three-month period ended September 30, 2017, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $44 million compared to $37 million during the comparable period of 2016. This increase was largely due to an increase in share price which impacted the measurement of Pembina's compensation plan liabilities and additional staff to support the growth in the Company's asset base. Year-to-date, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $156 million, compared to $131 million in the prior year. This increase was primarily driven by the same factors as noted above, partially offset by lower rent expense as a result of non-cash and non-recurring rental adjustments recognized in the prior year.

For the three and nine month periods ending September 30, 2017, Pembina incurred other expenses of $15 million and $12 million, respectively, compared to $2 million and $5 million during the same periods in 2016. Other expenses incurred in 2017 include derecognized project development costs and transaction costs related to the Acquisition.

12

Pembina Pipeline Corporation

Net finance costs incurred during the third quarter of 2017 were $51 million compared to $34 million for the same period in 2016. This increase was primarily due to increased interest expense, fluctuations in the fair value of non-commodity-related derivative financial instruments and increased foreign exchange losses. For the first nine months of 2017, net finance costs were $114 million compared to $115 million for the first nine months of 2016. This decrease was primarily due to fluctuations in the fair value of the convertible debentures conversion feature and fluctuations in the fair value of non-commodity related derivative financial instruments, offset by increased interest expense.

Income tax expense for the third quarter of 2017 totaled $48 million, including a current tax recovery of $8 million and deferred tax expense of $56 million, compared to income tax expense of $48 million in the same period of 2016, including a current tax recovery of $5 million and deferred tax expense of $53 million. Current tax recoveries for the third quarter of 2017 were greater than the comparable period in 2016 mainly due to tax deductions that resulted in the recovery of taxes previously paid. The utilization of the tax deductions resulted in a corresponding increase in deferred tax expense in the third quarter of 2017. Income tax expense was $183 million for the nine months ended September 30, 2017, including current taxes of $19 million and deferred taxes of $164 million, compared to income tax expense of $131 million in 2016, including current taxes of $38 million and deferred taxes of $93 million in the same period of 2016. The decrease in current tax expense and increase in deferred tax expense were due to the same factors noted above and the increase in total tax expense was a result of higher earnings in 2017.

The Company's earnings were $107 million ($0.22 per common share - basic and diluted) during the third quarter of 2017 compared to $120 million ($0.25 per common share - basic and diluted) in the same period of 2016. Higher gross profit was partially offset by higher general and administrative costs, net finance costs and other expenses. Earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, during the third quarter of 2017 were $88 million (third quarter of 2016: $100 million). Earnings were $446 million ($0.97 per common share - basic and $0.96 per common share - diluted) during the first nine months of 2017 compared to $335 million ($0.73 per common share - basic and diluted) during the same period of the prior year. On a year-to-date basis, earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, in 2017 were $388 million (2016: $282 million).

Pembina generated Adjusted EBITDA of $365 million and $1,031 million during the third quarter and first nine months of 2017 compared to $287 million and $847 million for the same periods in 2016. These 27 and 22 percent increases were primarily due to higher gross profit in the respective periods, as discussed above.

Cash flow from operating activities for the quarter ended September 30, 2017 was $302 million ($0.75 per common share - basic) compared to $247 million ($0.63 per common share - basic) during the third quarter of 2016. For the nine months ended September 30, 2017, cash flow from operating activities was $990 million ($2.47 per common share - basic) compared to $791 million ($2.05 per common share - basic) during the same period in the prior year. These increases were primarily due to higher gross profit, an increased change in non-cash working capital and payments received and deferred, partially offset by higher interest and taxes paid.

Adjusted cash flow from operating activities for the third quarter of 2017 was $314 million ($0.78 per common share - basic) compared to $250 million ($0.64 per common share - basic) during the third quarter of 2016. This increase was due to higher cash flow from operating activities (net of changes in non-cash working capital) combined with increased current tax recoveries. For the nine months ended September 30, 2017, adjusted cash flow from operating activities was $897 million ($2.24 per common share - basic) compared to $694 million ($1.80 per common share - basic) largely due to higher cash flow from operating activities (net of changes in non-cash working capital) and lower current taxes, additional share based payments and taxes paid, partially offset by higher accrued share-based payment expense and additional preferred share dividends.

13

Pembina Pipeline Corporation

Year-to-date 2017 per common share metrics were also impacted by increased common shares outstanding due to the Premium Dividend™[1] and Dividend Reinvestment Plan ("DRIP") which was suspended effective April 25, 2017.

Operating Results

	3 Months Ended September 30 (unaudited)				9 Months Ended September 30 (unaudited)
	2017		2016		2017		2016
($ millions)	Revenue(2)	Operating Margin(1)	Revenue(2)	Operating Margin(1)	Revenue(2)	Operating Margin(1)	Revenue(2)	Operating Margin(1)
Conventional Pipelines	232	174	183	121	617	455	535	376
Oil Sands & Heavy Oil	51	36	49	36	155	108	148	103
Gas Services(2)	88	66	72	52	267	202	189	135
Midstream(2)	161	125	122	106	498	394	378	338
Corporate		2	1	2		6		7
Total	532	403	427	317	1,537	1,165	1,250	959
(1)	Refer to "Non-GAAP Measures."
(2)	The amounts presented for Midstream and Gas Services consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Conventional Pipelines

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2017	2016	2017	2016
Revenue volumes (mbpd)(1)	780	643	722	654
Revenue	232	183	617	535
Operating expenses	57	61	161	156
Realized loss on commodity-related derivative financial instruments	1	1	1	3
Operating margin(2)	174	121	455	376
Depreciation and amortization included in operations	40	26	106	76
Unrealized gain on commodity-related derivative financial instruments	(1)		(1)	(1)
Gross profit	135	95	350	301
Capital expenditures	162	286	961	663
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Refer to "Non-GAAP Measures."

1 TM denotes trademark of Canaccord Genuity Corp.

14

Pembina Pipeline Corporation

Business Overview

Pembina's Conventional Pipelines business comprises a strategically located pipeline network of approximately 10,000 kilometers. This network transports hydrocarbon liquids and extends across much of Alberta and parts of B.C., Saskatchewan and North Dakota. The primary objectives of this business are to provide safe, responsible, reliable and cost-effective transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding the Company's pipeline systems, managing revenue and following a disciplined approach to operating expenses.

Operational Performance

During the third quarter of 2017, Conventional Pipelines' revenue volumes averaged 780 mbpd, an increase of 21 percent compared to the same period of 2016, when revenue volumes were 643 mbpd. On a year-to-date basis in 2017, revenue volumes increased ten percent to an average of 722 mbpd compared to 654 mbpd for the first nine months of 2016. Higher volumes, as a result of Pembina's system expansions, were realized at new and existing connections on Pembina's Peace and Northern pipeline systems, including the Phase III pipeline expansion program completed at the end of the second quarter, as well as on the Vantage pipeline system. In addition, revenue volumes in the third quarter of 2017 were positively impacted by a contractual true-up of approximately 10 mbpd.

Financial Performance

During the third quarter of 2017, Conventional Pipelines generated revenue of $232 million, 27 percent higher than the $183 million generated in the same quarter of the previous year. For the first nine months of 2017, revenue was $617 million compared to $535 million for the same period in 2016. These increases resulted from higher revenue volumes as discussed above.

During the third quarter of 2017, operating expenses of $57 million were lower than the $61 million recognized in the third quarter of 2016. This decrease is predominantly the result of lower geotechnical and integrity spending based on the current year's integrity management program. For the nine months ended September 30, 2017, operating expenses were $161 million compared to $156 million in the same period of 2016. This increase was primarily the result of higher labour expenses associated with increased headcount and general maintenance spending to support Pembina's pipeline system expansions.

Operating margin was $174 million in the third quarter of 2017 compared to $121 million for the same period of 2016. For the first nine months of 2017, operating margin was $455 million, higher than the $376 million recorded for the first nine months of 2016. Both increases were due to the same factors impacting revenue and operating expenses noted above.

Depreciation and amortization included in operations during the third quarter and first nine months of 2017 was $40 million and $106 million, respectively, compared to $26 million and $76 million recognized during the same periods of the prior year. The increases in 2017 were due to additional in-service assets relating to Pembina's system expansions, as well as certain useful life adjustments.

For the three and nine months ended September 30, 2017, gross profit was $135 million and $350 million, respectively, compared to $95 million and $301 million for the same periods of 2016. These increases were due to higher operating margin, partially offset by increased depreciation and amortization included in operations.

Capital expenditures for the third quarter and first nine months of 2017 totaled $162 million and $961 million, respectively, compared to $286 million and $663 million for the same period of 2016. The majority of this spending is related to Pembina's ongoing pipeline expansion projects.

15

Pembina Pipeline Corporation

New Developments

As previously announced in June 2017, Pembina completed its Phase III pipeline expansion program ("Phase III Expansion"). The Phase III Expansion added incremental capacity of approximately 420 mbpd between Fox Creek and Namao, Alberta.

The Company continues to progress regulatory approvals, design and engineering for the Phase IV expansion ("Phase IV"). Phase IV is expected to be placed into service in late 2018, subject to regulatory and environmental approvals. Pembina has the ability to further expand capacity between Fox Creek and Namao to approximately 1,200 mbpd by adding additional pump stations.

As previously announced in September 2017, the Company is adding additional infrastructure to its Phase V expansion ("Phase V"). In addition to accommodating further customer demand, the Company will improve operational efficiencies and offer more optionality, which will ultimately provide a better service offering for Pembina's customers. The Company expects to bring this pipeline into service in late-2018.

Combined with the additional Peace pipeline connections that will be placed into service throughout 2018 and the incremental Peace pipeline expansions expected to be placed into service in late 2018, revenue generated from the Peace pipeline will continue to ramp-up based on shipper contractual obligations. As such, Pembina expects a continued steady increase in Peace pipeline revenue volumes through the remainder of 2017 and the first quarter of 2018, with another step-change occurring in 2019, when current firm volume commitments reach their peak.

At the end of October 2017, Pembina placed its northeast B.C. pipeline (the "NEBC Expansion") into service on time and on budget. The NEBC Expansion, which is underpinned by long-term, cost-of-service agreements, added approximately 75 mbpd of capacity and is centrally located to accommodate further incremental transportation demands for the majority of producers in the liquids-rich Montney resource play. With continued development in the Montney, the NEBC Expansion offers producers a transportation solution and access to Pembina's existing infrastructure at Taylor, B.C. which feeds into the Edmonton, Alberta area market hub.

In conjunction with the NEBC Expansion being placed into service and to further support the liquids-rich Montney resource play, Pembina also placed its Altares Lateral pipeline into service on time and on budget.

Oil Sands & Heavy Oil

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2017	2016	2017	2016
Contracted capacity (mbpd)	1,060	975	1,060	975
Revenue	51	49	155	148
Operating expenses	15	13	47	45
Operating margin(1)	36	36	108	103
Depreciation and amortization included in operations	4	4	13	13
Gross profit	32	32	95	90
Capital expenditures	3	40	11	119
(1)	Refer to "Non-GAAP Measures."

16

Pembina Pipeline Corporation

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of synthetic crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Limited's Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 1,060 mbpd of contracted capacity, under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is typically not significantly sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $51 million in the third quarter of 2017 compared to $49 million in the third quarter of 2016. This increase resulted from the completion of the Cheecham Lateral expansion in the latter half of 2016 and increased recoverable operating expenses partially offset by lower interruptible volumes. Year-to-date, revenue in 2017 was $155 million compared to $148 million for the first nine months of 2016. This increase resulted from the same factors impacting revenue in the third quarter of 2017 as well as increased revenue in the first half of 2017 from the completion of the Horizon Pipeline expansion which was put into service on July 1, 2016. Operating expenses are largely eligible to be recovered under Pembina's contractual arrangements with its customers and therefore the increase in operating expenses from the comparable periods, as discussed below, also impacted revenue.

Operating expenses were $15 million for the three months ended September 30, 2017 compared to $13 million for the same period in 2016. The increase was due to higher routine geotechnical and integrity expenses partially offset by lower labour. For the first nine months of 2017, operating expenses were $47 million compared to $45 million for the same period in the prior year. Increased power and geotechnical expenses in 2017 were partially offset by lower integrity spending primarily due to reduced activity associated with integrity management program scheduling.

For the third quarter and nine months ended September 30, 2017, operating margin was $36 million and $108 million, respectively, compared to $36 million and $103 million for the same periods in 2016 due to the factors discussed above.

Depreciation and amortization included in operations for the third quarter and first nine months of 2017 remained consistent with the same period in 2016 at $4 million and $13 million, respectively.

For the three and nine months ended September 30, 2017, gross profit was $32 million and $95 million compared to $32 million and $90 million during the three and nine months ended September 30, 2016. The year-to-date increase was due to the same factors that impacted operating margin.

Capital expenditures for the three and nine months ended September 30, 2017 were $3 million and $11 million compared to $40 million and $119 million for the same periods in 2016. The spending in 2016 related to the expansion of the Horizon Pipeline as well as an expansion of the Cheecham Lateral and other sustainment activities.

17

Pembina Pipeline Corporation

Gas Services

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2017	2016	2017	2016
Revenue volumes net to Pembina (MMcf/d)(1)(2)	1,024	894	1,027	788
Revenue volumes net to Pembina (mboe/d)(1)(3)	171	149	171	131
Revenue	90	75	278	197
Cost of goods sold, including product purchases	2	3	11	8
Net revenue (4)	88	72	267	189
Operating expenses	22	20	65	54
Operating margin(4)	66	52	202	135
Depreciation and amortization included in operations	15	15	44	37
Gross profit	51	37	158	98
Capital expenditures	58	37	215	108
Acquisition				566
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Volumes at the Musreau Gas Plant exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(3)	Revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's operations include a natural gas gathering and processing business, which is strategically positioned in active condensate and NGL-rich areas of western Canada and is integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, condensate stabilization, shallow cut processing and both sweet and sour deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The condensate and NGL extracted through the facilities in this business are transported by Pembina's Conventional Pipelines business on its Peace and Vantage pipeline systems. A portion of the volumes are further processed at Pembina's fractionation facilities. Operating assets within Gas Services include:

•	Pembina's Cutbank complex (the "Cutbank Complex") - located near Grande Prairie, Alberta; includes five shallow cut sweet gas processing plants (the Cutbank Gas Plant, Musreau I, Musreau II, Musreau III and the Kakwa Gas Plant) and one deep cut sweet gas processing plant (the Musreau Deep Cut facility) as well as the Kakwa River facility, which is comprised of a 200 MMcf/d raw to deep cut sour gas processing facility and a 50 MMcf/d shallow cut sweet gas processing facility ("Kakwa River Facility"). In total, the Cutbank Complex has 675 MMcf/d of shallow cut sweet gas processing capacity (618 MMcf/d net to Pembina), 205 MMcf/d of sweet deep cut processing capacity and 200 MMcf/d of deep cut sour gas processing capacity. The Cutbank Complex also includes approximately 450 km of gathering pipelines and nine field compression stations.
•	Pembina's Saturn complex (the "Saturn Complex") - located near Hinton, Alberta; includes two identical 200 MMcf/d deep cut sweet gas processing plants (the "Saturn I" and "Saturn II" facilities) for a total of 400 MMcf/d of deep cut processing capacity, as well as 25 km of gathering pipelines.
•	Pembina's Resthaven facility ("Resthaven") - located near Grande Cache, Alberta; includes 300 MMcf/d (gross) of raw to deep cut sweet gas processing capacity, as well as 30 km of gathering pipelines.

18

Pembina Pipeline Corporation

•	Pembina's Saskatchewan Ethane Extraction Plant ("SEEP") - located to service the southeast Saskatchewan Bakken region; has deep cut sweet gas processing capacity of 60 MMcf/d, ethane fractionation capabilities of up to 4.5 mbpd and a 104 km ethane delivery pipeline.

Operational Performance

Revenue volumes, net to Pembina, were 1,024 MMcf/d during the third quarter of 2017, 15 percent higher than the 894 MMcf/d recorded during the third quarter of 2016. This increase was due to increased revenue volumes being received at the Cutbank Complex, Resthaven and the Saturn Complex. On a year-to-date basis in 2017, revenue volumes increased 30 percent to 1,027 MMcf/d compared to 788 MMcf/d in the first nine months of 2016. Revenue volumes were positively impacted by the acquisition of the Kakwa River Facility in the second quarter of 2016, which has an increasing take-or-pay volume commitment year-over-year, the completion of Musreau III and the Resthaven expansion in April 2016 and higher realized revenue volumes at the Saturn Complex. In addition, revenue volumes in the first quarter and nine months of 2016 at Resthaven and the Saturn Complex were negatively impacted by extended facility outages.

Financial Performance

Gas Services realized $88 million in net revenue during the third quarter of 2017 compared to $72 million in the third quarter of 2016. For the first nine months of the year, net revenue was $267 million compared to $189 million in the same period of 2016. These 22 percent and 41 percent increases in net revenue were due to higher revenue volumes resulting from the operational items noted above, increased revenue associated with the recovery of higher operating costs resulting from increased volumes and the recognition of $10 million previously unrecorded revenue received from a customer receivership settlement in the first quarter of 2017.

During the third quarter of 2017, Gas Services incurred operating expenses of $22 million compared to $20 million in the third quarter of 2016. This increase was due to higher operating hours at the Saturn Complex which experienced extended facility outages in the third quarter of the prior year as well as non-routine maintenance costs incurred in the third quarter of 2017 at the Saturn Complex. Year-to-date operating expenses totaled $65 million in 2017 compared to $54 million in the same period of 2016. This increase was predominantly due to the addition of facilities and associated expenses as well as the same factors noted above.

Gas Services realized operating margin of $66 million in the third quarter and $202 million in the first nine months of 2017 compared to $52 million and $135 million during the same periods of the prior year. These increases were the result of higher revenue volumes and $10 million in previously unrecorded revenue received from a customer receivership settlement as noted above.

Depreciation and amortization included in operations during the third quarter and first nine months of 2017 totaled $15 million and $44 million, respectively, compared to $15 million and $37 million during the same periods of the prior year. The year-to-date increase was primarily attributable to the addition of the Kakwa River Facility, Musreau III and the Resthaven expansion.

For the three months ended September 30, 2017, gross profit was $51 million compared to $37 million in the same period of 2016. On a year-to-date basis, gross profit was $158 million compared to $98 million during the first nine months of the prior year. These increases were due to higher operating margin, partially offset by increased year-to-date depreciation and amortization included in operations.

Capital expenditures for the third quarter and first nine months of 2017 were $58 million and $215 million, respectively, compared to $37 million and $108 million for the same periods of 2016. Capital spending in 2017 was largely to progress the development in the Duvernay area as discussed below under "New Developments" and producer-requested modifications at the Kakwa River Facility including a water disposal system. In 2016, capital spending was largely to advance and substantially complete construction at Musreau III and the Resthaven expansion as well as to progress the development of Duvernay I (as defined below).

19

Pembina Pipeline Corporation

New Developments

On November 1, 2017, Pembina placed its Duvernay assets (the "Duvernay Complex") into service which includes the Company's 100 MMcf/d (75 MMcf/d net to Pembina) shallow cut sweet gas processing plant ("Duvernay I"), connecting pipelines and the associated field hub infrastructure ("Field Hub"). The Duvernay Complex was placed into service under budget and ahead of schedule. This represents Pembina's first large-scale processing plant and infrastructure that was specifically developed to handle the liquids-rich Duvernay production.

In early 2017, Pembina entered into a 20-year infrastructure development and service agreement with a multinational, investment grade customer which includes an area of dedication in the Duvernay resource play near Fox Creek, Alberta. Infrastructure development remains contingent upon customer sanctioning development in the region, as well as necessary environmental and regulatory approvals.

During the third quarter, Pembina completed the gathering and inlet expansion at its Kakwa River Facility for increased liquids handling services to support incremental development and customer demand.

Midstream

	3 Months Ended September 30(1) (unaudited)		9 Months Ended September 30(1) (unaudited)
($ millions, except where noted)	2017	2016	2017	2016
NGL sales volumes (mbpd)	123	136	140	136
Revenue	694	693	2,729	2,229
Cost of goods sold	533	571	2,231	1,851
Net revenue(2)	161	122	498	378
Operating expenses	20	16	53	48
Realized loss (gain) on commodity-related derivative financial instruments	16		51	(8)
Operating margin(2)	125	106	394	338
Depreciation and amortization included in operations	30	27	84	74
Unrealized loss (gain) on commodity-related derivative financial instruments	45	(1)	(8)	29
Gross profit	50	80	318	235
Capital expenditures	115	171	327	392
(1)	Share of profit or loss of investment in equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP Measures."

20

Pembina Pipeline Corporation

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets include:
•	14 truck terminals providing pipeline and market access for unconnected crude oil and condensate production;
•	Pembina Nexus Terminal which includes an area where 21 inbound pipeline connections and 13 outbound pipeline connections converge providing access to approximately 1.2 mmbpd of crude oil and condensate supply connected to the terminal;
•	Edmonton North Terminal ("ENT") which includes approximately 900 mbbls of above ground storage having access to crude oil, synthetic crude oil and condensate supply transported on Pembina's operated pipelines and products from various third-party operated pipelines; and
•	Canadian Diluent Hub ("CDH"), which was placed into service on June 30, 2017 and includes 500 mbbls of above ground storage, providing direct connectivity for growing domestic condensate volumes to the oil sands via downstream third-party pipelines.
•	NGL midstream includes two vertically integrated NGL operating systems - Redwater West and Empress East (as defined below).
•	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; two 73 mbpd NGL fractionators ("RFS I" and "RFS II"), a 55 mbpd propane-plus fractionator ("RFS III") and 8.3 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting NGL products; and
•	The Empress East NGL system ("Empress East") includes 2.1 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 7.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale. Storage and terminalling services are also provided to customers at Corunna.

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in Pembina's MD&A for the year ended December 31, 2016 for more information.

Operational & Financial Performance

In the Midstream business, revenue was $694 million during the third quarter of 2017, compared to $693 million in the same period of 2016, with the slight increase primarily driven by the start-up of RFS III on June 30, 2017 and improvements in commodity prices in the current year partially offset by lower NGL sales volumes due to lower supply volumes and downstream curtailments, and lower revenue from marketing opportunities in the current period as compared to the same period in the prior year. For the first nine months of 2017, revenue was $2.7 billion compared to $2.2 billion in the same period of 2016. This increase was driven by higher sales volumes due to the fact that RFS II came into service on April 1, 2016 and RFS III came into service on June 30, 2017, as well as improvements in commodity prices in the current year and increased storage opportunities in the first half of 2017 as compared to the same period in the prior year. Pembina's Midstream business generated net revenue of $161 million during the third quarter of 2017 compared to $122 million during the third quarter of 2016. This increase is primarily due to the start-up of RFS III and improvements in commodity prices and margins related to marketing opportunities in the third quarter of 2017 compared to the same period in the prior year. Year-to-date net revenue was $498 million in 2017 compared to $378 million in 2016. This increase was due to the start-up of RFS II and RFS III and improvements in commodity prices partially offset by decreased marketing opportunities.

21

Pembina Pipeline Corporation

Operating expenses during the third quarter and first nine months of 2017 were $20 million and $53 million, respectively, compared to $16 million and $48 million recognized in the same periods of 2016. These increases were due to connections placed into service at CDH in 2017 and timing of repairs and maintenance activities.

Operating margin was $125 million and $394 million during the third quarter and first nine months of 2017 compared to $106 million and $338 million in the respective periods of 2016. These increases were due to the same factors affecting revenue and net revenue, as discussed above, offset by changes in the realized gain or loss on commodity-related derivative financial instruments. In the third quarter of 2017, operating margin was impacted by a realized loss on commodity-related derivatives of $16 million compared to nil in the third quarter of 2016. Year-to-date, the realized loss on commodity-related derivatives was $51 million in the first nine months of 2017 compared to a gain of $8 million in the same period of 2016. Pembina enters into commodity-related derivative financial instruments to protect margins in changing commodity price environments. During the quarter, Pembina entered into commodity related derivative financial instruments to economically hedge operating margin derived from the spread between the value of natural gas liquids and natural gas. Pembina has now de-risked approximately 18,875 bpd of propane-plus frac spread through March 2018 at a margin of approximately $31 per barrel excluding basis differentials and costs.

Operating margin for Pembina's NGL midstream activities was $93 million for the third quarter of 2017 compared to $77 million for the third quarter of 2016. This increase was due to higher product margins and volumes, as well as additional operating margin from placing RFS III into service on June 30, 2017, offset by increased realized losses on commodity-related derivatives. For the nine months ended September 30, 2017, operating margin was $302 million compared to $222 million for the same period of 2016. This increase was primarily due to the start-up of RFS II and RFS III as well as product margin increases, partially offset by increased realized losses on commodity-related derivatives.

The Company's crude oil midstream operating margin was $32 million in the third quarter of 2017 compared to $29 million for the same period in 2016. This increase was due to increased marketing opportunities in the current quarter compared to the same period in the prior year, as well as additional operating margin from placing CDH into service on June 30, 2017. For the first nine months of the year, crude oil midstream operating margin totaled $92 million compared to $116 million during the same period of the prior year. Although crude oil prices have strengthened year-over-year, differentials have narrowed making the underlying margins tighter, which resulted in reduced operating margin. Further, market prices were more volatile in 2016 than in 2017, and increased market volatility created more opportunities for net storage and other marketing activities in the 2016 periods. In addition, due to the increase in domestic condensate production, the rail import of condensate was not economic during the first nine months of 2017, as it was during the same period in 2016.

22

Pembina Pipeline Corporation

Depreciation and amortization included in operations for Pembina's Midstream business was $30 million in the third quarter of 2017 compared to $27 million for the same period of 2016. Year-to-date depreciation and amortization included in operations was $84 million compared to $74 million for the same period of 2016. These increases were due to new assets being brought into service including RFS II, RFS III and NGL storage caverns.

For the three and nine months ended September 30, 2017, gross profit in this business was $50 million and $318 million, respectively, compared to $80 million and $235 million during the same periods in 2016. Gross profit was impacted by the same factors as operating margin and depreciation noted above, as well as fluctuations in the unrealized gain or loss on commodity-related financial instruments. In the third quarter of 2017, gross profit was impacted by an unrealized loss on commodity-related derivatives of $45 million compared to a gain of $1 million in the third quarter of 2016. On a year-to-date basis in 2017, gross profit was impacted by an unrealized gain on commodity-related derivatives of $8 million compared to a loss of $29 million in the same period of 2016.

Capital expenditures for the third quarter and first nine months of 2017 totaled $115 million and $327 million, respectively, compared to $171 million and $392 million for the same periods of 2016. Capital spending in 2017 was primarily directed towards the completion of RFS III, as well as infrastructure in support of the North West refinery and at CDH and ENT, as discussed in the "New Developments" section below. Capital spending in 2016 was primarily directed towards the development and completion of RFS II and development of RFS III, as well as NGL storage caverns and associated infrastructure. Capital was also spent in 2016 to progress and complete the above ground storage at the ENT and the preliminary work for CDH.

New Developments

Canada Kuwait Petrochemical Company ("CKPC") continues to progress front end engineering design ("FEED") for a combined propane dehydrogenation ("PDH") and polypropylene ("PP") production facility (the "PDH/PP Facility"). In October 2017, the primary FEED contract was executed with a leading global engineering firm. CKPC recently entered into a Municipal Improvement Agreement with Sturgeon County, which is where the proposed PDH/PP Facility would be located, adjacent to Pembina's Redwater complex. This agreement, combined with Alberta Energy's conditional award of $300 million in royalty credits, demonstrates the broad based support for the project. Previously in July 2017, CKPC executed binding technology agreements for both the PDH and PP processes. Pembina and Kuwait's Petrochemical Industries Company K.S.C. are 50/50 joint venture partners of CKPC.

As previously announced in June 2017, Pembina placed RFS III, its 55 mbpd propane-plus third fractionator at Redwater into service. Pembina's Redwater complex has an aggregate fractionation capacity of approximately 210,000 bpd.

In April 2017, Pembina signed a non-binding letter of intent with Prince Rupert Legacy Inc., (a wholly-owned subsidiary of the City of Prince Rupert) for the Company to develop a west coast liquefied petroleum gas ("LPG") export terminal (the "Prince Rupert Terminal") on Watson Island, B.C. The Prince Rupert Terminal would have approximately 20 mbpd of LPG export capacity and Pembina expects a project timeline of two years from final investment decision. Pembina continues to consult with key stakeholders for the progression of this project, which is subject to the completion of design and engineering requirements, the finalization of definitive commercial agreements, the receipt of environmental and regulatory permits and the approval of Pembina's Board of Directors.

Pembina continues to advance construction and commissioning of infrastructure in support of North West Redwater Partnership's ("North West") refinery. Commissioning activities are now over 50 percent complete with the project expected to be placed into service by late 2017.

23

Pembina Pipeline Corporation

As previously announced in June 2017, Pembina placed additional condensate connections into service at CDH and is capable of delivering approximately 400 mbpd of condensate to regional third-party diluent pipelines. On September 1, 2017, Pembina placed 500,000 barrels of above ground storage into operation. CDH is also expected to have an additional third-party pipeline connection by the end of 2017.

Pembina continues to progress several initiatives to further support operations and improve customer service offerings at ENT. Previously, the Company completed the Pembina Edmonton Delivery System ("PEDS") which connects its Namao hub to large-scale, third-party infrastructure in the Edmonton area. PEDS will accommodate increased volumes from the Phase III Expansion and improve access of commodities into ENT. Additional work on PEDS and the remaining components of ENT will be placed into service by the end of 2017.

Financing Activity

On January 20, 2017, Pembina closed an offering of $300 million of senior unsecured Series 8 medium-term notes (the "Series 8 Notes"). The Series 8 Notes have a fixed coupon of 2.99 percent per annum, paid semi-annually, and mature on January 22, 2024. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 9 medium-term notes (the "Series 9 Notes"). The Series 9 Notes have a fixed coupon of 4.74 percent per annum, paid semi-annually, and mature on January 21, 2047.

On August 16, 2017, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches consisting of $350 million principal amount through the re-opening of Pembina's Series 8 Notes and $250 million through the re-opening of Pembina's Series 9 Notes.

Liquidity & Capital Resources

($ millions)	September 30, 2017 (unaudited)	December 31, 2016
Working capital(1)	(172)	(109)
Variable rate debt(2)
Bank debt	208	353
Total variable rate debt outstanding (average of 2.8%)	208	353
Fixed rate debt(2)
Senior unsecured notes	467	467
Senior unsecured medium-term notes	4,400	3,200
Total fixed rate debt outstanding (average of 4.3%)	4,867	3,667
Convertible debentures(2)	95	147
Finance lease liability	12	13
Total debt and debentures outstanding	5,182	4,180
Cash and unutilized debt facilities	2,343	2,211
(1)	As at September 30, 2017, working capital includes $6 million (December 31, 2016: $6 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina anticipates its cash flow from operating activities, the majority of which is derived from fee-for-service contracts, will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. In the short term, Pembina expects to source funds required for capital projects from cash, its credit facilities and by accessing the debt and equity capital markets, as required. Based on its successful access to financing in the debt and equity markets over the past several years and recently, Pembina believes it should continue to have access to additional funds as required. Refer to "Risk Factors - Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2016 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure, of which a significant portion is used to fund assets under construction which will not contribute to the results until they come into service, is sufficient and appropriate given the characteristics and operations of the underlying asset base.

24

Pembina Pipeline Corporation

Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $102 million (December 31, 2016: $115 million) were held at the end of the third quarter of 2017 primarily in respect of customer trade receivables.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2016: $2.5 billion) revolving credit facility which includes a $250 million accordion feature, which matures in May 2020, and an operating facility of $20 million (December 31, 2016: $30 million) due in May 2018, which is typically renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (December 31, 2016: nil to 1.25 percent) or Bankers' Acceptances and LIBOR rates plus 1.00 percent to 2.25 percent (December 31, 2016: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at September 30, 2017, Pembina had $2.3 billion (December 31, 2016: $2.2 billion) of cash and unutilized debt facilities. At September 30, 2017, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $5.0 billion (December 31, 2016: $4.0 billion). Pembina also had an additional $29 million (December 31, 2016: $30 million) in letters of credit issued pursuant to a separate credit facility. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and credit facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio at September 30, 2017
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.38
Revolving unsecured credit facility	Debt to Capital EBITDA to senior interest coverage	Maximum 0.65 Minimum 2.5:1.0	0.38 7.2:1.0
(1)	Terms as defined in relevant agreements.

In addition to the table above, Pembina has additional customary covenants on its other senior unsecured notes. Pembina was in compliance with all covenants under its notes and facilities as at September 30, 2017 (December 31, 2016: in compliance) and, as of this date, is not at material risk of breaching its covenants.

Subsequent to the third quarter of 2017, Pembina funded the cash requirements upon closing the Acquisition using its revolving credit facility (see Note 12).

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

25

Pembina Pipeline Corporation

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Class A Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares is P-3 (High).

Capital Expenditures

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions)	2017	2016	2017	2016
Development capital
Conventional Pipelines	162	286	961	663
Oil Sands & Heavy Oil	3	40	11	119
Gas Services	58	37	215	108
Midstream	115	171	327	392
Corporate/other projects	3	3	11	10
Total development capital	341	537	1,525	1,292

For the three months ended September 30, 2017, capital expenditures were $341 million compared to $537 million during the same three-month period of 2016. During the first nine months of 2017, capital expenditures, excluding acquisitions, were $1.5 billion compared to $1.3 billion during the same nine month period in 2016. Conventional Pipelines' capital expenditures were primarily incurred to progress ongoing pipeline expansion projects. Oil Sands & Heavy Oil's capital expenditures were largely in relation to the Horizon terminal. Gas Services' capital expenditures were to progress development in the Duvernay area. Midstream's capital expenditures were primarily directed towards RFS III, CDH, ENT and to advance construction of infrastructure in support of the North West refinery.

26

Pembina Pipeline Corporation

Contractual Obligations at September 30, 2017

($ millions) (unaudited)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Leases and Other(1)	742	96	196	180	270
Loans and borrowings(2)	7,967	208	876	804	6,079
Convertible debentures(2)	103	6	97
Construction commitments(3)	1,229	842	68	14	305
Total contractual obligations(2)(4)	10,041	1,152	1,237	998	6,654
(1)	Includes office space, vehicles and over 3,100 rail car leases supporting future propane transportation in the Midstream business. The Company has sublet office space and rail cars up to 2027 and has contracted sub-lease payments for a potential of $91 million over the term.
(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.
(3)	Excluding significant projects that are awaiting regulatory approval at September 30, 2017 and for which Pembina is not committed to construct.
(4)	Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to ten years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 51 and 72 mpbd each year up to and including 2025. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured between 22 and 47 megawatts per day each year up to and including 2041.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of Phase IV and Phase V , the NEBC Expansion, infrastructure for North West, Duvernay I, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater complex. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources." Contractual obligations of Veresen Inc. have not been included in the table above as the transaction closed October 2, 2017; any such contractual obligations may be material to the Company's future liquidity.

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.

Pembina's Board of Directors approved a 6.25 percent increase in its monthly common share dividend rate (from $0.16 per common share to $0.17 per common share), commencing with the dividend paid on May 15, 2017. In connection with the Acquisition, Pembina increased its monthly dividend by an additional 5.9 percent to $0.18 per common share, effective for the dividend payable on November 15, 2017 to shareholders of record on October 25, 2017.

Preferred Share Dividends

The holders of Pembina's Series 1 - 13 class A preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed-rate period for each series of preferred share. Dividends on the preferred shares Series 15 (previously Series A preferred of Veresen), 17 (previously Series C preferred of Veresen) and 19 (previously Series E preferred of Veresen) (refer to Note 12 in the Financial Statements) are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors.

27

Pembina Pipeline Corporation

DRIP

Pembina suspended its Premium Dividend™ and Dividend Reinvestment Plan ("DRIP"), effective April 25, 2017. Accordingly, the March 2017 dividend was the last dividend with the ability to be reinvested through the DRIP. Shareholders who were enrolled in the program automatically receive dividends in the form of cash. If Pembina elects to reinstate the DRIP in the future, shareholders that were enrolled in the DRIP at suspension and remained enrolled at reinstatement will automatically resume participation in the DRIP.

Related Party Transactions

During the third quarter of 2017, Pembina advanced $6 million in funds to CKPC, its 50/50 joint venture. For the nine months ended September 30, 2017, Pembina had no other transactions with related parties as defined in International Accounting Standard 24 - Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and transactions with key management personnel, including the Board of Directors, in the ordinary course of their employment or directorship agreements.

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2016. The preparation of consolidated financial statements in conformity with GAAP requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the nine months ended September 30, 2017.

Changes in Accounting Policies

New standards adopted in 2017

The Company has adopted IFRS 9 Financial Instruments (2014) effective January 1, 2017. The new standard addresses the classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

IFRS 9 introduces new requirements for the measurement and classification of financial assets, replacing the existing multiple classification and measurement models. IFRS 9 requires the classification of financial assets in three main categories: fair value through profit or loss, fair value through other comprehensive income, and amortized cost. All of the Company’s financial assets have been reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There was no change in the carrying value of the Company’s financial assets.

After adoption of IFRS 9, the Company’s accounting policies are substantially the same as at December 31, 2016.

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2017. These standards have not been applied in preparing these Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 15 Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from contracts with customers. IFRS 15 supersedes existing revenue guidance and is effective for periods beginning on or after January 1, 2018. IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model outlines a five step analysis to assess contracts which involves identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when or as the entity satisfies a performance obligation. Detailed guidance is also provided on a number of areas for which there was no previous guidance, including contract costs and contract modifications. In April 2016, the IASB issued clarifications to IFRS 15 Revenue from Contracts with Customers, which is effective at the same time as IFRS 15, and provides additional guidance on the five step analysis and transition.

28

Pembina Pipeline Corporation

The Company intends to adopt IFRS 15 and the clarifications on the effective date. On transition, the standard permits either a full retrospective approach with restatement of all prior periods presented or a modified retrospective approach where the cumulative effect of initially applying the new standard is recognized as an adjustment to opening retained earnings in the period of adoption. The Company is currently evaluating which transition method to use.

The Company has completed a detailed implementation plan, identified revenue streams and major contract types. The Company has also assessed the impact of the new standard on its systems and processes and has determined that there will be no immediate impacts to the Company’s systems, and is adapting processes in order to meet the recognition and disclosure requirements of the standard. The Company has reviewed the majority of contracts within each identified revenue stream in order to evaluate the impact of the new standard on revenue recognition and disclosure, and is in the process of completing its assessments for each contract type. The identification and valuation of performance obligations and material rights, as well as the estimate and allocation of fixed and variable consideration in certain long term contracts, may result in changes to the timing or pattern of revenue recognition, particularly in the Company’s Oil Sands & Heavy Oil, Conventional Pipelines and Gas Services businesses. As further analysis is completed, remaining contracts are reviewed and analyzed, and impacts are finalized, additional information related to the impact of the adoption of IFRS 15 on the financial statements will be disclosed.

IFRS 16 Leases

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019. The new standard results in substantially all lessee leases being recorded on the statement of financial position.

The Company intends to adopt IFRS 16 for the annual period beginning on January 1, 2019. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at September 30, 2017, as required by the Canadian securities regulatory authorities and by the U.S. Securities and Exchange Commission, and concluded that its DC&P are effective.

29

Pembina Pipeline Corporation

During the first nine months of 2017, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2016. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

(mbpd unless stated otherwise)	2017			2016				2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Average volume
Conventional Pipelines revenue volumes(1)	780	692	691	639	643	648	670	621
Oil Sands & Heavy Oil contracted capacity	1,060	975	975	975	975	880	880	880
Gas Services revenue volumes (mboe/d) net to Pembina(1)(2)	171	172	171	163	149	133	113	103
Midstream NGL sales volumes	123	124	173	164	136	132	141	123
Total	2,134	1,963	2,010	1,941	1,903	1,793	1,804	1,727
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.

30

Pembina Pipeline Corporation

Selected Quarterly Financial Information

($ millions, except where noted)	2017			2016				2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	1,041	1,166	1,485	1,251	970	1,027	1,017	1,242
Operating expenses	112	101	107	123	109	93	94	110
Cost of goods sold, including product purchases	509	715	931	737	543	598	623	835
Realized loss (gain) on commodity-related derivative financial instruments	17	(5)	40	15	1	9	(15)	(7)
Operating margin(1)	403	355	407	376	317	327	315	304
Depreciation and amortization included in operations	89	79	79	73	72	66	62	73
Unrealized loss (gain) on commodity-related derivative financial instruments	44		(53)	33	(1)	13	16	(6)
Gross profit	270	276	381	270	246	248	237	237
Adjusted EBITDA(1)	365	303	363	342	287	291	269	269
Cash flow from operating activities	302	362	326	286	247	273	271	285
Cash flow from operating activities per common share - basic (dollars)(1)	0.75	0.90	0.82	0.73	0.63	0.70	0.72	0.79
Adjusted cash flow from operating activities(1)	314	275	308	292	250	235	209	280
Adjusted cash flow from operating activities per common share - basic(1) (dollars)	0.78	0.68	0.77	0.74	0.64	0.60	0.56	0.77
Earnings for the period	107	124	215	131	120	113	102	130
Earnings per common share - basic (dollars)	0.22	0.26	0.49	0.29	0.25	0.25	0.23	0.32
Earnings per common share - diluted (dollars)	0.22	0.26	0.49	0.28	0.25	0.25	0.23	0.32
Common shares outstanding (millions):
Weighted average - basic	403	401	398	395	392	389	376	363
Weighted average - diluted	404	403	400	397	393	390	376	363
End of period	403	403	400	397	394	391	387	373
Common share dividends declared	205	205	191	190	188	187	172	168
Common share dividends declared per share (dollars)	0.5100	0.5100	0.4800	0.4800	0.4800	0.4800	0.4575	0.4575
Preferred share dividends declared	19	19	19	19	20	16	14	13
(1)	Refer to "Non-GAAP Measures."

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) which has supported increased revenue and sales volumes on Pembina's existing Conventional Pipelines, Gas Services and NGL Midstream infrastructure as well as the development of large-scale expansions across these businesses;
•	New large-scale growth projects across Pembina's business being placed into service and the acquisition of the Kakwa River Facility (April 2016);
•	Significantly weaker commodity market (especially the weaker propane and butane market) during the early part of 2016 with a modest commodity market recovery through mid-2016 and year-to-date in 2017;

31

Pembina Pipeline Corporation

•	Pre-financed portions of capital for projects under construction and increased common shares outstanding and common share dividends due to: the DRIP, debenture conversions, common share issuance, increases in the common share dividend rate; and
•	Increased preferred share dividends due to additional preferred shares issued.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, Annual Information Forms (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website or other websites, though referenced herein, is not incorporated by reference herein unless otherwise specifically indicated.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.

Investors should be cautioned that net revenue, Adjusted EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share and operating margin should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions)	2017	2016	2017	2016
Revenue	1,041	970	3,692	3,014
Cost of goods sold, including product purchases	509	543	2,155	1,764
Net revenue	532	427	1,537	1,250

32

Pembina Pipeline Corporation

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance.

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except per share amounts)	2017	2016	2017	2016
Earnings attributable to shareholders	107	120	446	335
Share of profit from equity accounted investees (before tax, depreciation and amortization) and other	4	6	11	11
Net finance costs	51	34	114	115
Income tax expense	48	48	183	131
Depreciation and amortization	94	77	263	215
Unrealized loss (gain) on commodity-related derivative financial instruments	44	(1)	(9)	28
Impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and non-cash provisions	12	3	16	11
Transaction costs incurred in respect of acquisitions	5		7	1
Adjusted EBITDA	365	287	1,031	847
Adjusted EBITDA per common share - basic (dollars)	0.91	0.73	2.57	2.20

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

33

Pembina Pipeline Corporation

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except per share amounts)	2017	2016	2017	2016
Cash flow from operating activities	302	247	990	791
Cash flow from operating activities per common share - basic (dollars)	0.75	0.63	2.47	2.05
Add (deduct):
Change in non-cash operating working capital	29	26	(23)	(3)
Current tax expense (recovery)	8	5	(19)	(38)
Taxes paid (received)	1	(1)	24	(1)
Accrued share-based payments	(7)	(7)	(40)	(25)
Share-based payments	0	0	22	20
Preferred share dividends declared	(19)	(20)	(57)	(50)
Adjusted cash flow from operating activities	314	250	897	694
Adjusted cash flow from operating activities per common share - basic (dollars)	0.78	0.64	2.24	1.80

Operating margin

Operating margin is a non-GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Reconciliation of operating margin to gross profit:

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions)	2017	2016	2017	2016
Revenue	1,041	970	3,692	3,014
Cost of sales (excluding depreciation and amortization included in operations):
Operating expenses	112	109	320	296
Cost of goods sold, including product purchases	509	543	2,155	1,764
Realized loss (gain) on commodity-related derivative financial instruments	17	1	52	(5)
Operating margin	403	317	1,165	959
Depreciation and amortization included in operations	89	72	247	200
Unrealized loss (gain) on commodity-related derivative financial instruments	44	(1)	(9)	28
Gross profit	270	246	927	731

34

Pembina Pipeline Corporation

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
mbbls	thousands of barrels	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mmbpd	millions of barrels per day	IFRS	International Financial Reporting Standards
mmbbls	millions of barrels	NGL	Natural gas liquids
mboe/d	thousands of barrels of oil equivalent per day	U.S.	United States
MMcf/d	millions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
bcf/d	billions of cubic feet per day	deep cut	Ethane-plus capacity extraction gas processing capabilities
km	kilometre	shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities

35

Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	completion of and the potential future benefits and impacts of acquisition of Veresen Inc. including the timing thereof;
•	anticipated synergies between assets under development, assets being acquired and existing assets of the Company;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	treatment under governmental regulatory regimes including taxes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Aboriginal, landowner and other stakeholder consultation requirements;
•	Pembina's estimates of and strategy for payment of future abandonment costs and decommissioning obligations, and deferred tax liability;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•	operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;
•	the adoption of new accounting standards;
•	inventory and pricing in North American liquids market;
•	the impact of the current commodity price environment on Pembina;
•	competitive conditions and Pembina's ability to position itself competitively in the industry;
•	the future level of cash dividends that Pembina intends to pay its shareholders, including the expected dividend increase upon completion of the Transaction.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP and pension plan;
•	future operating costs including geotechnical and integrity costs being consistent with historical costs;
•	oil and gas industry compensation levels remaining consistent;
•	in respect of current developments, expansions, planned capital expenditures, the Acquisition, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, that there are no unforeseen material costs or liabilities, or other significant events relating to the completion of the Transaction; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•	the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	the failure to realize the anticipated benefits of the Transaction following closing due to the factors set out herein, integration issues or otherwise;
•	the inability to meet the remaining conditions to completion of the Transaction in a timely manner or at all;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;
•	constraints on, or the unavailability of adequate infrastructure;
•	changes in the political environment, in North America and elsewhere, and public opinion;
•	ability to access various sources of debt and equity capital;
•	changes in credit ratings;
•	technology and security risks;
•	natural catastrophe; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2016. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

36

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	September 30, 2017	December 31, 2016
Assets Current assets
Cash and cash equivalents		31	35
Trade receivables and other		437	451
Derivative financial instruments		6	9
Inventory		146	181
		620	676
Non-current assets
Property, plant and equipment	4	12,671	11,331
Intangible assets and goodwill		2,803	2,834
Investments in equity accounted investees		126	134
Deferred tax assets		28	31
Advances to related parties		6
Other assets		11	11
		15,645	14,341
Total Assets		16,265	15,017
Liabilities and Equity Current liabilities
Trade payables and accrued liabilities		670	645
Taxes payable			5
Dividends payable		69	64
Loans and borrowings	5	6	6
Derivative financial instruments		47	65
		792	785
Non-current liabilities
Loans and borrowings	5	5,045	4,002
Convertible debentures	6	93	143
Derivative financial instruments		41	58
Employee benefits, share-based payments and other		61	48
Deferred revenue		136	86
Decommissioning provision	7	491	488
Deferred tax liabilities		1,274	1,111
		7,141	5,936
Total Liabilities		7,933	6,721
Equity
Common share capital	8	9,067	8,808
Preferred share capital		1,508	1,509
Deficit		(2,222)	(2,010)
Accumulated other comprehensive income		(21)	(11)
Total Equity		8,332	8,296
Total Liabilities and Equity		16,265	15,017

See accompanying notes to the condensed consolidated interim financial statements

37

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	Note	2017	2016	2017	2016
Revenue		1,041	970	3,692	3,014
Cost of sales		710	724	2,722	2,260
Loss on commodity-related derivative financial instruments		61		43	23
Gross profit		270	246	927	731
General and administrative		49	42	172	146
Other expenses		15	2	12	5
		64	44	184	151
Results from operating activities		206	202	743	580
Net finance costs	9	51	34	114	115
Earnings before income tax and equity accounted investees		155	168	629	465
Share of profit of investment in equity accounted investees, net of tax					(1)
Current tax (recovery) expense		(8)	(5)	19	38
Deferred tax expense		56	53	164	93
Income tax expense		48	48	183	131

Earnings attributable to shareholders		107	120	446	335
Other comprehensive (loss) income
Exchange differences on translation of foreign operations, net of tax		(10)	2	(10)	(11)
Total comprehensive income attributable to shareholders		97	122	436	324
Earnings per common share - basic (dollars)		0.22	0.25	0.97	0.73
Earnings per common share - diluted (dollars)		0.22	0.25	0.96	0.73
Weighted average number of common shares (millions)
Basic		403	392	401	386
Diluted		404	393	402	386

See accompanying notes to the condensed consolidated interim financial statements

38

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Attributable to shareholders of the Company
($ millions)	Note	Common share capital	Preferred share capital	Deficit	Accumulated other comprehensive (loss) income	Total Equity
December 31, 2016		8,808	1,509	(2,010)	(11)	8,296
Total comprehensive income
Earnings				446		446
Other comprehensive income (loss)
Exchange differences on translation of foreign operations, net of tax					(10)	(10)
Total comprehensive income (loss)				446	(10)	436
Transactions with shareholders of the Company
Preferred shares issue costs			(1)			(1)
Dividend reinvestment plan	8	148				148
Debenture conversions	8	72				72
Share-based payment transactions	8	39				39
Dividends declared - common	8			(601)		(601)
Dividends declared - preferred	8			(57)		(57)
Total transactions with shareholders of the Company		259	(1)	(658)		(400)
September 30, 2017		9,067	1,508	(2,222)	(21)	8,332

December 31, 2015		7,991	1,100	(1,670)	3	7,424
Total comprehensive income
Earnings				335		335
Other comprehensive income (loss)
Exchange differences on translation of foreign operations, net of tax					(11)	(11)
Total comprehensive income (loss)				335	(11)	324
Transactions with shareholders of the Company
Common shares issued, net of issue costs		334				334
Preferred shares issued, net of issue costs			410			410
Dividend reinvestment plan		339				339
Debenture conversions		2				2
Share-based payment transactions		21				21
Dividends declared - common				(547)		(547)
Dividends declared - preferred				(50)		(50)
Total transactions with shareholders of the Company		696	410	(597)		509
September 30, 2016		8,687	1,510	(1,932)	(8)	8,257

See accompanying notes to the condensed consolidated interim financial statements

39

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions)	Note	2017	2016	2017	2016
Cash provided by (used in)
Operating activities
Earnings		107	120	446	335
Adjustments for
Depreciation and amortization		94	77	263	215
Unrealized loss (gain) on commodity-related derivative financial instruments		44	(1)	(9)	28
Net finance costs	9	51	34	114	115
Net interest paid		(44)	(22)	(90)	(65)
Income tax expense		48	48	183	131
Taxes (paid) received		(1)	1	(24)	1
Share-based compensation expense		11	11	53	36
Share-based compensation payment				(22)	(20)
Payments received and deferred		8		41
Amortization of deferred revenue		(3)	(5)	(10)	(7)
Share of profit of investments in equity accounted investees, net of tax					(1)
Payments from equity accounted investees		3	3	9	9
Other		13	7	13	11
Change in non-cash operating working capital		(29)	(26)	23	3
Cash flow from operating activities		302	247	990	791
Financing activities
Bank borrowings and issuance of debt		181	3	665	324
Repayment of loans and borrowings		(458)	(299)	(815)	(328)
Issuance of common shares					345
Issuance of preferred shares					420
Issuance of medium term notes		600	500	1,200	500
Issue costs and financing fees		(12)	(3)	(17)	(31)
Exercise of stock options		6	5	27	10
Dividends paid (net of shares issued under the dividend reinvestment plan)		(224)	(94)	(506)	(253)
Cash flow from financing activities		93	112	554	987
Investing activities
Capital expenditures		(341)	(537)	(1,525)	(1,292)
Deposit			60
Acquisition					(566)
Interest paid during construction		(8)	(14)	(53)	(52)
Recovery of assets or proceeds from sale		1	37	2	37
Advances to related parties		(6)		(6)
Contributions to equity accounted investees				(1)	(2)
Changes in non-cash investing working capital and other		(63)	115	35	109
Cash flow used in investing activities		(417)	(339)	(1,548)	(1,766)
Change in cash and cash equivalents		(22)	20	(4)	12
Cash and cash equivalents, beginning of year		53	20	35	28
Cash and cash equivalents, end of year		31	40	31	40

See accompanying notes to the condensed consolidated interim financial statements

40

Pembina Pipeline Corporation

1. REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and joint arrangements as at and for the nine months ended September 30, 2017. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2016. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 2, 2017.

Pembina owns or has interests in conventional crude oil, condensate, natural gas and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2016 consolidated financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements.

New standards adopted in 2017

The Company has adopted IFRS 9 Financial Instruments (2014) effective January 1, 2017. The new standard addresses the classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

IFRS 9 introduces new requirements for the measurement and classification of financial assets, replacing the existing multiple classification and measurement models. IFRS 9 requires the classification of financial assets in three main categories: fair value through profit or loss, fair value through other comprehensive income, and amortized cost. All of the Company’s financial assets have been reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There was no change in the carrying value of the Company’s financial assets.

After adoption of IFRS 9, the Company’s accounting policies are substantially the same as at December 31, 2016.

3. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2016 consolidated financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

41

Pembina Pipeline Corporation

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Other	Assets Under Construction	Total
Cost
Balance at December 31, 2016	218	4,253	5,514	1,089	1,965	13,039
Additions and transfers	54	1,526	807	98	(911)	1,574
Change in decommissioning provision		18	(21)			(3)
Disposals and other		(6)	(5)	1	(2)	(12)
Balance at September 30, 2017	272	5,791	6,295	1,188	1,052	14,598

Depreciation
Balance at December 31, 2016	7	966	575	160		1,708
Depreciation	1	88	104	35		228
Disposals and other		(5)	(1)	(3)		(9)
Balance at September 30, 2017	8	1,049	678	192		1,927

Carrying amounts
Balance at December 31, 2016	211	3,287	4,939	929	1,965	11,331
Balance at September 30, 2017	264	4,742	5,617	996	1,052	12,671

Commitments

At September 30, 2017, the Company had contractual construction commitments for property, plant and equipment of $1,229 million (December 31, 2016: $2,196 million), excluding significant projects awaiting regulatory approval.

42

Pembina Pipeline Corporation

5. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

					Carrying value
($ millions)	Authorized at September 30, 2017	Nominal interest rate	Year of maturity		September 30, 2017	December 31, 2016
Operating facility(1)	20	prime + 0.45 or BA(2) / LIBOR + 1.45	2018	(3)
Revolving unsecured credit facility(1)(4)	2,500	prime + 0.45 or BA(2) / LIBOR + 1.45	2020		208	353
Senior unsecured notes - series C	200	5.58	2021		199	199
Senior unsecured notes - series D	267	5.91	2019		267	266
Senior unsecured medium-term notes series 1	250	4.89	2021		249	249
Senior unsecured medium-term notes series 2	450	3.77	2022		449	449
Senior unsecured medium-term notes series 3	450	4.75	2043		446	446
Senior unsecured medium-term notes series 4	600	4.81	2044		596	596
Senior unsecured medium-term notes series 5	450	3.54	2025		448	448
Senior unsecured medium-term notes series 6	500	4.24	2027		498	497
Senior unsecured medium-term notes series 7	500	3.71	2026		497	497
Senior unsecured medium-term notes series 8	650	2.99	2024		645
Senior unsecured medium-term notes series 9	550	4.74	2047		541
Finance lease liabilities and other					8	8
Total interest bearing liabilities	7,387				5,051	4,008
Less current portion					(6)	(6)
Total non-current					5,045	4,002
(1)	The nominal interest rate is based on the Company's credit rating at September 30, 2017.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.
(4)	At September 30, 2017, face value includes nil (December 31, 2016 - nil).

On January 20, 2017, Pembina closed an offering of $300 million of senior unsecured Series 8 medium-term notes (the "Series 8 Notes"). The Series 8 Notes have a fixed coupon of 2.99 percent per annum, paid semi-annually, and mature on January 22, 2024. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 9 medium-term notes (the "Series 9 Notes"). The Series 9 Notes have a fixed coupon of 4.74 percent per annum, paid semi-annually, and mature on January 21, 2047.

On August 16, 2017, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches consisting of $350 million principal amount through the re-opening of Pembina's Series 8 Notes and $250 million through the re-opening of Pembina's Series 9 Notes.

All facilities are governed by specific debt covenants which Pembina was in compliance with at September 30, 2017 (December 31, 2016: in compliance).

43

Pembina Pipeline Corporation

6. CONVERTIBLE DEBENTURES

($ millions, except as noted)	Series F - 5.75%
Conversion price (dollars per share)	$29.53
Interest payable semi-annually in arrears on:	June 30 and December 31
Maturity Date	December 31, 2018
Balance at December 31, 2016	143
Conversions	(52))
Unwinding of discount rate	1
Deferred financing fee (net of amortization)	1
Balance at September 30, 2017	93

7. DECOMMISSIONING PROVISION

($ millions)
Balance at December 31, 2016	496
Unwinding of discount rate	9
Additions	32
Change in estimates and other	(41)
Total	496
Less current portion (included in accrued liabilities)	(5)
Balance at September 30, 2017	491

The Company applied a 1.8 percent inflation rate per annum (December 31, 2016: 1.8 percent) and a risk-free rate of 2.3 percent (December 31, 2016: 2.3 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision were added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. In the second quarter of 2017, $3 million was credited to depreciation expense.

8. SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2016	397	8,808
Dividend reinvestment plan	4	148
Debenture conversions	1	72
Share-based payment transactions	1	39
Balance at September 30, 2017	403	9,067

44

Pembina Pipeline Corporation

Dividends

The following dividends were declared by the Company:

Nine Months Ended September 30 ($ millions)	2017	2016
Common shares
Common shares $0.9900 per qualifying share (2016: $1.41750)	601	547
Preferred shares
$0.79688 per qualifying Series 1 preferred share (2016: $0.79688)	8	8
$0.88125 per qualifying Series 3 preferred share (2016: $0.88125)	5	5
$0.93750 per qualifying Series 5 preferred share (2016: $0.93750)	9	9
$0.84375 per qualifying Series 7 preferred share (2016: $0.84375)	9	9
$0.89063 per qualifying Series 9 preferred share (2016: $0.89063)	8	8
$1.07813 per qualifying Series 11 preferred share (2016: $0.89995)	7	6
$1.07813 per qualifying Series 13 preferred share (2016: $0.50020)	11	5
	57	50

Pembina suspended its Premium Dividend™ and Dividend Reinvestment Plan ("DRIP"), effective April 25, 2017. Shareholders who were enrolled in the program will automatically receive dividends in the form of cash. If Pembina elects to reinstate the DRIP in the future, shareholders that were enrolled in the DRIP at suspension and remained enrolled at reinstatement will automatically resume participation in the DRIP.

Pembina's Board of Directors approved a 6.25 percent increase in its monthly common share dividend rate (from $0.16 per common share to $0.17 per common share), effective for the dividend paid on May 15, 2017. On October 2, 2017, in connection with the Acquisition (note 12) Pembina announced that its Board of Directors increased its monthly common share dividend rate by 5.88 percent and had declared a dividend of $0.18 per qualifying common share ($2.16 annually) in the total amount of $73 million, payable on November 15, 2017 to shareholders of record on October 25, 2017.

On October 11, 2017, Pembina's Board of Directors declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11, 13, 15, 17 and 19. Series 1, 3, 5, 7, 9, 11 and 13 preferred share dividends, in the total amount of $19 million are payable on December 1, 2017 to shareholders of record on November 1, 2017. Series 15, 17, and 19 preferred share (see Note 12) dividends in the total amount of $7 million are payable on December 29, 2017 to shareholders of record on December 15, 2017.

Series	Dividend Amount
Series 1	$0.531250
Series 3	$0.587500
Series 5	$0.625000
Series 7	$0.562500
Series 9	$0.593750
Series 11	$0.718750
Series 13	$0.718750

45

Pembina Pipeline Corporation

9. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2017	2016	2017	2016
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	47	26	97	66
Convertible debentures	2	3	7	8
Unwinding of discount rate	3	3	9	8
Gain in fair value of non-commodity-related derivative financial instruments	(19)		(10)	(3)
Loss on revaluation of conversion feature of convertible debentures	3	3	8	32
Foreign exchange losses (gains) and other	15	(1)	3	4
Net finance costs	51	34	114	115

46

Pembina Pipeline Corporation

10. OPERATING SEGMENTS

3 Months Ended September 30, 2017 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
External revenue:
Pipeline transportation	207	51				258
Terminalling, storage and hub services				694		694
Gas services			89			89
Total external revenue	207	51	89	694		1,041
Inter-segment revenue:
Pipeline transportation	25				(25)
Gas services			1		(1)
Total inter-segment revenue	25		1		(26)
Total revenue(4)	232	51	90	694	(26)	1,041
Operating expenses	57	15	22	20	(2)	112
Cost of goods sold, including product purchases			2	533	(26)	509
Realized loss on commodity-related derivative financial instruments	1			16		17
Operating margin	174	36	66	125	2	403
Depreciation and amortization included in operations	40	4	15	30		89
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)			45		44
Gross profit	135	32	51	50	2	270
Depreciation included in general and administrative					5	5
Other general and administrative	3	1	2	4	34	44
Other (income) expense	(2)			12	5	15
Reportable segment results from operating activities	134	31	49	34	(42)	206
Net finance costs	2			8	41	51
Reportable segment earnings (loss) before tax and equity accounted investees	132	31	49	26	(83)	155
Capital expenditures	162	3	58	115	3	341
(1)	Conventional Pipelines revenue includes $5 million associated with U.S. pipeline sales.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $37 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	No customer accounted for 10 percent or more of total revenue.

47

Pembina Pipeline Corporation

3 Months Ended September 30, 2016 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
External revenue:
Pipeline transportation	154	49				203
Terminalling, storage and hub services				693		693
Gas services			74			74
Total external revenue	154	49	74	693		970
Inter-segment revenue:
Pipeline transportation	29				(29)
Gas services			1		(1)
Total inter-segment revenue	29		1		(30)
Total revenue(4)	183	49	75	693	(30)	970
Operating expenses	61	13	20	16	(1)	109
Cost of goods sold, including product purchases			3	571	(31)	543
Realized loss on commodity-related derivative financial instruments	1					1
Operating margin	121	36	52	106	2	317
Depreciation and amortization included in operations	26	4	15	27		72
Unrealized gain on commodity-related derivative financial instruments				(1)		(1)
Gross profit	95	32	37	80	2	246
Depreciation included in general and administrative					5	5
Other general and administrative	2	2	2	7	24	37
Other (income) expense	(3)	1		4		2
Reportable segment results from operating activities	96	29	35	69	(27)	202
Net finance costs	1		1	1	31	34
Reportable segment earnings (loss) before tax and equity accounted investees	95	29	34	68	(58)	168
Capital expenditures	286	40	37	171	3	537
Acquisition
(1)	Conventional Pipelines revenue includes $3 million associated with U.S. pipeline sales.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $24 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	One customer accounted for 10 percent of total revenue.

48

Pembina Pipeline Corporation

9 Months Ended September 30, 2017 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
External revenue:
Pipeline transportation	538	153				691
Terminalling, storage and hub services				2,729		2,729
Gas services			272			272
Total external revenue	538	153	272	2,729		3,692
Inter-segment revenue:
Pipeline transportation	79	2			(81)
Gas services			6		(6)
Total inter-segment revenue	79	2	6		(87)
Total revenue(4)	617	155	278	2,729	(87)	3,692
Operating expenses	161	47	65	53	(6)	320
Cost of goods sold, including product purchases			11	2,231	(87)	2,155
Realized loss on commodity-related derivative financial instruments	1			51		52
Operating margin	455	108	202	394	6	1,165
Depreciation and amortization included in operations	106	13	44	84		247
Unrealized gain on commodity-related derivative financial instruments	(1)			(8)		(9)
Gross profit	350	95	158	318	6	927
Depreciation included in general and administrative					16	16
Other general and administrative	10	4	8	20	114	156
Other (income) expense	(6)		1	12	5	12
Reportable segment results from operating activities	346	91	149	286	(129)	743
Net finance costs	5	1		14	94	114
Reportable segment earnings (loss) before tax and equity accounted investees	341	90	149	272	(223)	629
Capital expenditures	961	11	215	327	11	1,525
(1)	Conventional Pipelines revenue includes $16 million associated with U.S. pipeline sales.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $139 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	No customer accounted for 10 percent or more of total revenue.

49

Pembina Pipeline Corporation

9 Months Ended September 30, 2016 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
External revenue:
Pipeline transportation	446	146				592
Terminalling, storage and hub services				2,229		2,229
Gas services			193			193
Total external revenue	446	146	193	2,229		3,014
Inter-segment revenue:
Pipeline transportation	89	2			(91)
Gas services			4		(4)
Total inter-segment revenue	89	2	4		(95)
Total revenue (4)	535	148	197	2,229	(95)	3,014
Operating expenses	156	45	54	48	(7)	296
Cost of goods sold, including product purchases			8	1,851	(95)	1,764
Realized loss (gain) on commodity-related derivative financial instruments	3			(8)		(5)
Operating margin	376	103	135	338	7	959
Depreciation and amortization included in operations	76	13	37	74		200
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)			29		28
Gross profit	301	90	98	235	7	731
Depreciation included in general and administrative					15	15
Other general and administrative	7	4	6	18	96	131
Other (income) expense	(3)		1	7		5
Reportable segment results from operating activities	297	86	91	210	(104)	580
Net finance costs	4	1	2	7	101	115
Reportable segment earnings (loss) before tax and equity accounted investees	293	85	89	203	(205)	465
Share of profit of investment in equity accounted investees, net of tax				(1)		(1)
Capital expenditures	663	119	108	392	10	1,292
Acquisition			566			566
(1)	Conventional Pipelines revenue includes $8 million associated with U.S. pipeline sales.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $85 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	One customer accounted for 10 percent of total revenue.

11. FINANCIAL INSTRUMENTS

Fair values

The basis for determining fair value is disclosed in Note 3.

50

Pembina Pipeline Corporation

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Condensed Consolidated Interim Statements of Financial Position, are as follows:

	September 30, 2017		December 31, 2016
($ millions)	Carrying Value	Fair Value	Carrying value	Fair Value
Financial assets carried at fair value
Derivative financial instruments	6	6	9	9
Financial assets carried at amortized cost
Cash and cash equivalents	31	31	35	35
Trade receivables and other	437	437	451	451
Advances to related parties	6	6
Other assets	11	11	11	11
	485	485	497	497
Financial liabilities carried at fair value
Derivative financial instruments(1)	88	88	123	123
Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	670	670	645	645
Taxes Payable			5	5
Dividends payable	69	69	64	64
Loans and borrowings(1)	5,051	5,119	4,008	4,234
Convertible debentures(2)	93	143	143	210
	5,883	6,001	4,865	5,158
(1)	Carrying value of current and non-current balances.
(2)	Carrying value excludes conversion feature of convertible debentures.

12. SUBSEQUENT EVENT

On October 2, 2017, Pembina acquired all the issued and outstanding shares of Veresen Inc. ("Veresen") by way of a plan of arrangement (the "Arrangement") for total consideration of $6.4 billion. Based on elections received, each Veresen common shareholder (a "Shareholder") who elected cash received, on a pro-rated basis, an aggregate amount that equaled (i) cash of approximately $6.4314, and (ii) approximately 0.2809 of a Pembina common share, multiplied by the number of Veresen common shares held by such Shareholder. For certainty, the Shareholders exchanged a portion of their shares for cash and a portion for Pembina common shares pursuant to the terms of the Arrangement. Shareholders who elected Pembina common shares or did not make an election were not subject to pro-rationing and received 0.4287 of a Pembina common share for each Veresen common share held.  As a result, total consideration for the acquisition of Veresen common shares consisted of $1,523 million in cash and 99.466 million common shares valued at $4,356 million and Series 15, 17 and 19 preferred shares valued at $508 million. In accordance with the Arrangement, Veresen has been amalgamated with Pembina and the outstanding Veresen preferred shares have been exchanged for Pembina preferred shares with the same terms and conditions.

Veresen owned and operated energy infrastructure assets across North America. Veresen was engaged in two principal businesses; a pipeline transportation business comprised of interests in the Alliance Pipeline, the Ruby Pipeline and the Alberta Ethane Gathering System, and a midstream business which includes a partnership interest in Veresen Midstream Limited Partnership and an ownership interest in Aux Sable, which owns a natural gas liquids (NGL) extraction facility and other natural gas and NGL processing energy infrastructure. Veresen was also developing an LNG marine terminal and a connector pipeline.

The acquisition will be accounted for as a business combination using the acquisition method where the acquired tangible and intangible assets and assumed liabilities are recorded at their estimated fair values at the date of acquisition. The fair values of Veresen's identifiable assets and liabilities to be assumed and the full impact of applying acquisition accounting have not been fully determined. The excess of the purchase consideration over the adjusted book values of Veresen's net assets has been presented as goodwill. As management completes its analysis, the final purchase price equation may differ materially from the preliminary purchase price equation below.

51

Pembina Pipeline Corporation

($ millions)	October 2, 2017
Purchase Price Consideration
Common shares	4,356
Cash	1,523
Preferred shares	508
6,387
Fair Value of Net Assets Acquired
Current assets	629
Investments in jointly controlled businesses	3,265
Property, plant and equipment	320
Other assets	50
Goodwill	3,630
Current liabilities	(95)
Long term debt	(1,118)
Deferred tax liabilities	(244)
Other liabilities	(50)
6,387

The fair value of property, plant and equipment will be based upon an independent valuation. The fair value of long term debt will be estimated using an income approach based on quoted market prices for similar debt instruments from external data service providers. Temporary differences created as a result of fair value changes described above will result in deferred tax assets and liabilities that will be recorded at the Company’s effective tax rate.

The Company has recognized $7 million in acquisition-related expenses. All acquisition-related expenses have been expensed as incurred and are included in other expenses in the Financial Statements.

If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue would have increased by an additional $44 million, consolidated gross profit for the period would have increased by an additional $19 million and income from equity accounted investments would have increased by $267 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2017. In addition, no corporate allocations of general and administrative expenses have been considered as these are assumed to be insignificant.

On October 14, 2016, Aux Sable, an equity accounted investee acquired through the Veresen acquisition, received an amended statement of claim filed against them by a counterparty to an NGL supply agreement.  On January 5, 2017, Aux Sable filed a Statement of Defence with respect to this claim.  Although the final outcome of this claim cannot be predicted at this time, management believes that the resolution of this action will not have a material impact on the Company’s consolidated financial position or results of operations.

52

Pembina Pipeline Corporation

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 - 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 - 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M, PPL.PR.O, PPL.PR.Q, PPL.PR.S

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone: (403) 231-3156

Fax: (403) 237-0254

Toll Free: 1 (855) 880-7404

Email: investor-relations@pembina.com

Website: www.pembina.com

53